Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 14, 2014

Relating to Preliminary Prospectus dated April 3, 2014

Registration Statement No. 333-194390

Quotient Limited

Update to Preliminary Prospectus Dated April 3, 2014

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated April 14, 2014, included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-194390) of Quotient Limited, as filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2014 (as so amended, the “Registration Statement”), relating to our proposed initial public offering and sale of shares of our ordinary shares, and to provide you with a hyperlink to the current version of the Registration Statement including the revised preliminary prospectus. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the revised preliminary prospectus and should be read together with the revised preliminary prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 12 of the revised preliminary prospectus.

To review the revised preliminary prospectus contained in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site):    http://www.sec.gov/Archives/edgar/data/1596946/000119312514142767/d659829ds1a.htm

References to “we,” “us,” the “Company,” or “Quotient” are used in the manner described in the revised preliminary prospectus. The following information is set forth in Amendment No. 4 to the Registration Statement and supplements and updates the information in the preliminary prospectus, dated April 3, 2014 (the “Preliminary Prospectus”).

The following summarizes the principal differences in the preliminary prospectus included in Amendment No. 4 from the Preliminary Prospectus:

•	We have revised the estimated initial public offering price range shown on the front cover to $9.00 to $11.00 per share.

•	We have revised on pages 8 and 47 the estimate of the net proceeds we will receive from our sale of shares of common stock in the offering, based upon an assumed initial public offering price of $10.00 per share, which is the midpoint of the range set forth on the cover of the revised preliminary prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable to us, to approximately $43.5 million (approximately $50.5 million if the underwriters exercise their over-allotment option in full). We have also revised the disclosure on pages 8 and 47 about our expected use of the net proceeds to reflect the use of $12.0 million on development in the initial MosaiQTM consumables and instrument.

•	We have revised the information under the caption “Use of Proceeds” on page 47 relating to what we believe the net proceeds, together with our existing capital resources, will be sufficient to fund:

“Based upon our current cost estimates, we believe the net proceeds of this offering, together with our existing capital resources, will be sufficient to fund the build of the manufacturing system and completion of the manufacturing facility, as well as the development of MosaiQTM instruments for internal validation purposes.”

•	We have revised the information under the caption “Use of Proceeds” on page 47 to add a statement that we expect to fund our remaining development costs for MosaiQ™ from a combination of commercial partnership funding, the extension or expansion of our credit facilities or the issuance of new equity. We have made corresponding changes under the captions “Risk Factors—Risks Related to our Business, Industry and Future Plans—We may need to raise additional capital, which may not be available on favorable terms, if at all, and which may cause dilution to shareholders, restrict our operations or adversely affect our ability to operate our business” on page 12 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating and Capital Expenditure Requirements” on page 69.

•	We have revised the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating and Capital Expenditure Requirements” on page 69 to state that we believe that our existing capital resources, including funds available under our term loan with MidCap Financial, together with the net proceeds from this offering, will be sufficient to fund our operations for at least the next twelve months.

•	We have revised the pro forma as adjusted amount of the following line items on pages 11 and 50 to reflect an assumed initial public offering price of $10.00 per share, which is the midpoint of the range set forth on the cover of the prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (in thousands):

Cash and cash equivalents	$57,275
Total assets	$69,897
Ordinary shares (nil par value)	$74,341
Total shareholders’ equity (deficit)	$48,134

•	We have revised the information under the captions “Risk Factors—Risks Related to Our Ordinary Shares and this Offering—You will incur immediate and substantial dilution as a result of this offering” on page 40 and “Dilution” on pages 51 and 52 to reflect an assumed initial public offering price of $10.00 per share, which is the midpoint of the range set forth on the cover of the prospectus. Based on this assumed price, the pro forma as adjusted net tangible book value after the offering would have been $47.1 million, or $3.28 per share, as of December 31, 2013, which represents an immediate increase in pro forma net tangible book value of $2.89 per share to existing shareholders and an immediate dilution of $6.72 per share to investors participating in this offering. New investors would have paid total consideration of $43.5 million, or 59%, of the total consideration paid for our ordinary shares.

•	We have revised the intrinsic value of vested options as of March 31, 2014 on page 74 to $0.7 million and the intrinsic value of unvested options to $4.4 million.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by contacting UBS Investment Bank, Attention: Prospectus Department, 299 Park Avenue, New York, NY 10171, or by telephone at 1-888-827-7275, or by contacting Robert W. Baird & Co. Incorporated, Attention: Syndicate Department, 777 E. Wisconsin Avenue, Milwaukee, WI 53202, Telephone: 800-792-2473 or email syndicate@rwbaird.com, or by contacting Cowen and Company, LLC c/o Broadridge Financial Services., 1155 Long Island Avenue, Edgewood, NY,11717, Attn: Prospectus Department, Phone (631) 274-2806 / Fax (631) 254-7140.